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JUN 01 2012

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SEC FILE NUMBER
8-31881

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRIAN COHN, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5525 SHERIER PLACE, NW
(No. and Street)

WASHINGTON	DC	20016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN COHN (202)-345-3901
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REZNICK GROUP, P.C.
(Name - *if individual, state last, first, middle name*)

7501 WISCONSIN AVENUE, SUITE 400E	BETHESDA	MARYLAND	20814-6583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian Cohn, Incorporated as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

My Commission Expires May 31, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brian Cohn Incorporated

TABLE OF CONTENTS

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7501 Wisconsin Avenue
Suite 400E
Bethesda, MD 20814-6583
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors
Brian Cohn Incorporated
5525 Sherier Place, NW
Washington, DC 20016

We have audited the accompanying statement of financial condition of Brian Cohn Incorporated (the Company) as of March 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the internal control on financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brian Cohn Incorporated as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
May 30, 2012

Brian Cohn Incorporated

STATEMENT OF FINANCIAL CONDITION

March 31, 2012

ASSETS

Cash and cash equivalents	$	12,772
Security owned, at market value		59,570
Loan receivable		23,144
Prepaid expenses		837
Total assets	$	96,323

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	17,696
Due to related party		1,057
Total liabilities		18,753
STOCKHOLDER'S EQUITY		
Common stock, par value $0.01 per share		
Authorized: 5,000 shares		
Issued and outstanding: 100 shares		1
Additional paid-in capital		80,499
Accumulated deficit		(2,930)
Total stockholder's equity		77,570
Total liabilities and stockholder's equity	$	96,323

See notes to statement of financial condition

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brian Cohn Incorporated (the Company) is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is primarily engaged in investment banking and advisory activities. The Company is a registered member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule.

Consulting Fees

Consulting fees are recognized as earned on a pro rata basis over the term of the Company's agreement or contract. The Company recognized $10,000 in consulting fees during 2012.

Investment Banking Income

Investment banking income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent or underwriter. Also included are fees earned from providing merger-and-acquisition and financial restructuring advisory services. Fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. The Company did not enter into any investment banking transactions during the year ended March 31, 2012.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carryforwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amount of assets and liabilities and their tax bases. Temporary differences result from the Company using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses. For the year ended March 31, 2012, the Company did not incur any interest and penalties from taxing authorities. The federal income tax returns of the Company for 2009, 2010 and 2011 are subject to examination by the Internal Revenue Service generally for three years after they were filed.

The Company generated a net operating loss for the year ended March 31, 2012, and has provided a valuation allowance of $3,895 to offset the related deferred tax asset due to the fact that management has determined it is more likely than not that this deferred tax asset will not be realized. This valuation allowance will be reversed in future years if the Company

generates taxable income and is able to support that it is more likely than not that its deferred tax asset will be realized. The Company's deferred tax asset relates to its NOL carry-forward and is presented below:

Deferred tax assets		
Net operating loss carry-forward	$	3,895
Less valuation allowance		(3,895)
	$	-

Fair Value Measurements

The Company has adopted fair value accounting, which provides a framework for measuring fair value under generally accepted accounting principles. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Within fair value accounting, there is a hierarchy which require an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level I - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities, securities and listed derivatives.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

At March 31, 2012, the Company held a marketable security with a fair market value of $59,570 that is classified as Level I.

NOTE 2 - SECURITY OWNED, MARKET VALUE

Securities owned, market value consists of shares of a corporate stock valued at $59,570 at March 31, 2012. Unrealized gains on the security were $138 for the year ended March 31, 2012. The original cost basis of the investment was $34,100 at March 31, 2012.

NOTE 3 - NET CAPITAL REQUIREMENTS

The capital ratio was 47.68% versus an allowable maximum of 1500% under the rules of the SEC. The Company's net capital requirement under SEC Rule 15c3-1 is $5,000. The net capital as computed was $39,334 leaving capital in excess of requirements in the amount of $34,334.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents with financial institutions. At times, these balances may exceed the federal limits; however, the Company has not experienced any losses with respect to its bank balances in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to these balances at December 31, 2011.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company extended a loan in the amount of $20,000 during January 2008 to its sole stockholder. The loan matured on January 6, 2012 and was subsequently extended to January 6, 2017. The loan accrues interest at a rate of 5% per annum. At March 31, 2012, the outstanding balance and accrued interest on the loan was $11,118 and $3,452, respectively.

The Company extended a loan in the amount of $8,500 during 2012 to its sole stockholder. The loan matures on January 6, 2017 and accrues interest at a rate of 5% per annum. At March 31, 2012, the outstanding balance and accrued interest on the loan was $8,500 and $74, respectively.

During 2012, the sole stockholder paid expenses on behalf of the Company in the amount of $1,057.

NOTE 6 - SUBSEQUENT EVENTS

Management evaluated the activity of the Company through May 30, 2012 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to the financial statements.